FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Financial Statements and the consents attached to this Form 6-K are hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference are:

1. The Consolidated Financial Statements of the Registrant as of December 31, 2009.

2. Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

3. Consent of Arik Eshel, CPA & ASSOC., PC.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: March 29, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BOS - Supply Chain Solutions (Lynk) Inc., a wholly-owned U.S. subsidiary, which statements reflect total assets constituting 19% and 9% in 2009 and 2008, respectively and total revenues constituting 25% and 33% in 2009 and 2008, respectively of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for BOS - Supply Chain Solutions (Lynk) Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29 2010	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of BOS - Supply Chain Solutions (Lynk) Inc.

We have audited the accompanying consolidated balance sheets of BOS - Supply Chain Solutions (Lynk) Inc. ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2009.  The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

As of December 31, 2009 and 2008 and for the two-year period ended December 31, 2009, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). As of December 31, 2007 and for the year then ended, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BOS - Supply Chain Solutions (Lynk) Inc.  and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC

New York, NY

March 29, 2010

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$597	$1,637
Trade receivables (net of allowance for doubtful accounts of $ 214 and $ 65 at December 31, 2009 and 2008, respectively)	8,685	13,314
Available for sale securities (Note 6)	361	-
Other accounts receivable and prepaid expenses (Note 3)	1,043	1,155
Inventories (Note 5)	8,776	10,346

Total current assets	19,462	26,452

LONG-TERM ASSETS:
Severance pay fund	652	652
Investment in other companies and available for sale securities (Note 6)	218	882
Deferred taxes (Note 16)	-	452
Other assets	123	-

Total long-term assets	993	1,986

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	1,278	1,128

OTHER INTANGIBLE ASSETS, NET (Note 8)	1,999	2,418

GOODWILL (Note 9)	4,172	5,361

	$27,904	$37,345

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities (Note 10)	$11,787	$10,299
Trade payables	5,097	6,458
Employees and payroll accruals	652	843
Deferred revenues	731	826
Accrued expenses and other liabilities (Note 11)	1,226	3,111

Total current liabilities	19,493	21,537

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 12)	816	2,256
Deferred taxes and income tax accruals (Note 16)	377	541
Accrued severance pay	770	929
Convertible note (Note 13)	1,886	-
Other long-term liabilities	919	838

Total long-term liabilities	4,768	4,564

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

SHAREHOLDERS' EQUITY (Note 15) (*):
Share capital:
Ordinary shares of NIS 20.00 par value: Authorized: 7,000,000 shares at December 31, 2009 and 2008; Issued and outstanding: 2,622,533 and 2,609,966 shares at December 31, 2009 and 2008, respectively	13,225	13,159
Additional paid-in capital	57,042	55,830
Accumulated other comprehensive loss	(156)	(378)
Accumulated deficit	(66,468)	(57,367)

Total shareholders' equity	3,643	11,244

Total liabilities and shareholders' equity	$27,904	$37,345

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2009	2008	2007

Revenues	$33,253	$50,849	$23,774
Inventory write off	2,530	339	258
Cost of revenues	26,321	40,511	18,841

Gross profit	4,402	9,999	4,675

Operating costs and expenses:
Research and development	360	844	636
Sales and marketing	7,773	9,712	3,811
General and administrative	2,364	2,029	1,980
Impairment of goodwill	1,218	1,873	-

Total operating costs and expenses	11,715	14,458	6,427

Operating loss	(7,313)	(4,459)	(1,752)
Financial expenses, net (Note 17a)	(838)	(636)	(469)
Other expenses, net (Note 2g)	(409)	(1,448)	(6,233)

Loss before taxes on income	(8,560)	(6,543)	(8,454)
Tax benefit (taxes on income) (Note 16)	(541)	403	(9)

Loss from continuing operations	(9,101)	(6,140)	(8,463)
Income (loss) from discontinued operations (Note 1c)	-	(260)	67

Net loss	$(9,101)	$(6,400)	$(8,396)

Basic and diluted net loss per share from continuing operations (Note 17b) (*)	$(3.50)	$(2.55)	$(4.90)

Basic and diluted net earnings (loss) per share from discontinued operations (Note 17b) (*)	$-	$(0.10)	$0.05

Basic and diluted net loss per share (Note 17b) (*)	$(3.50)	$(2.65)	$(4.85)

(*) All earnings (loss) per share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares (*)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2007	1,353,420	$6,571	$48,330	$19	$(42,571)		$12,349
Issuance of Ordinary shares for options exercised	4,700	23	23	-	-		46
Issuance of shares related to the private placements, net	294,236	1,483	1,983	-	-		3,466
Issuance of shares related to rights offering, net	347,883	1,720	2,229	-	-		3,949
Issuance of shares related to conversion of convertible note	175,734	831	1,066	-	-		1,897
Share-based compensation expense	-	-	516	-	-		516
Warrants related to a convertible note issued to lenders	-	-	611	-	-		611
Other comprehensive loss:
Net loss	-	-	-	-	(8,396)	$(8,396)	(8,396)
Total comprehensive loss						$(8,396)

Balance at December 31, 2007	2,175,973	10,628	54,758	19	(50,967)		14,438
Issuance of Ordinary shares for options exercised	534	3	(3)	-	-		-
Issuance of shares related to the private placement, net	311,414	1,843	(52)	-	-		1,791
Issuance of shares related to acquisition of Dimex, net	122,045	685	546	-	-		1,231
Share-based compensation expense	-	-	581	-	-		581
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(397)	-	$(397)	(397)
Net loss	-	-	-	-	(6,400)	(6,400)	(6,400)
Total comprehensive loss						$(6,797)

Balance at December 31, 2008	2,609,966	13,159	55,830	(378)	(57,367)		11,244
Issuance of Ordinary shares for options exercised	12,567	66	(66)	-	-		-
Issuance expenses	-	-	(17)	-	-		(17)
Issuance of warrants related to convertible note	-	-	646	-	-		646
Share-based compensation expense	-	-	649	-	-		649
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	168	-	$168	168
Unrealized gain related to available for sale securities				54	-	54	54
Net loss	-	-	-	-	(9,101)	(9,101)	(9,101)
Total comprehensive loss						$(8,879)

Balance at December 31, 2009	2,622,533	$13,225	$57,042	$(156)	$(66,468)		$3,643

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net loss	$(9,101)	$(6,400)	$(8,396)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss (income) from discontinued operations	-	260	(67)
Depreciation and amortization	653	674	418
Inventory write off	2,530	339	258
Impairment of goodwill	1,218	1,873	-
Capital gain from sale of investment in company	-	(8)	-
Impairment of available for sale securities and investment in other companies	357	1,456	5,588
Severance pay, net	(160)	168	(64)
Capital gain from sale of property, plant and equipment	-	-	(19)
Share-based compensation expenses related to employees	649	581	516
Financial expenses in connection with long-term convertible note	211	-	710
Decrease (increase) in trade receivables, net	4,659	1,547	(687)
Change in deferred taxes, net	133	(317)	(118)
Decrease (increase) in other accounts receivable and prepaid expenses	(129)	135	(121)
Increase in inventories	(942)	(31)	(1,467)
Decrease in trade payables	(1,366)	(328)	(1,135)
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	18	727	(11)

Net cash provided by (used in) operating activities from continuing operations	(1,270)	676	(4,595)
Net cash used in operating activities from discontinued operations	-	(260)	-

Net cash provided by (used in) operating activities	(1,270)	416	(4,595)

Cash flows from investing activities:
Purchase of property, plant and equipment	(335)	(251)	(214)
Proceeds from sale of property, plant and equipment	-	-	31
Proceeds from sale of investment in company	-	165	-
Acquisitions, net of cash acquired (a,b,c,d)	(1,026)	(8,964)	(4,548)

Net cash used in investing activities	(1,361)	(9,050)	(4,731)

Cash flows from financing activities:
Proceeds from issuance of shares, net	(17)	1,758	6,625
Proceeds from short and long-term bank loans	22	4,242	5,364
Proceeds (payments) from long-term convertible note and warrants, net of issuance expenses	1,584	-	(471)
Proceeds from exercise of options	-	-	46

Net cash provided by financing activities	1,589	6,000	11,564

Increase (decrease) in cash and cash equivalents	(1,042)	(2,634)	2,238
Effect of exchange rate changes on cash and cash equivalents	2	-	-
Cash and cash equivalents at the beginning of the year	1,637	4,271	2,033

Cash and cash equivalents at the end of the year	$597	$1,637	$4,271

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2009	2008	2007
Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$770	$700	$336
	Income tax	$249	$200	$38

(ii)	Non-cash activities:

	Conversion of convertible note into shares	$-	$-	$2,017
	Transfer of unpaid liability related to Dimex acquisition into convertible note	$675	$-	$-
	Deferred charges related to convertible note	$62	$-	$-
	Purchase of property and equipment	$47	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2009	2008	2007

(a)	Acquisition of BOS - Supply Chain Solutions (Summit) Corp.

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$-	$3,192
	Fair value of net intangible assets acquired at acquisition date	60	255	2,058
	Less - amount acquired by issuance of shares	-	-	(903)

		$60	$255	$4,347

(b)	Acquisition of BOS - Dimex Ltd.

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$7,326	$-
	Fair value of net intangible assets acquired at acquisition date	-	5,191	-
	Less - amount acquired by issuance of shares	-	(1,053)	-
	Less - unpaid balance on account of acquisition	-	(2,755)	-
	Less – repayment of deferred consideration on account of acquisition	966	-	-

		$966	$8,709	$-

(c)	Acquisition of CYMS Ltd assets and liabilities

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$-	$11
	Fair value of net intangible assets acquired at acquisition date	-	-	55
	Less - amount acquired by issuance of shares	-	-	(15)

		$-	$-	$51

(d)	Acquisition of OptimizeIT assets and liabilities

	Fair value of net intangible assets acquired at acquisition date	$-	$-	$170
	Less - amount acquired by issuance of shares	-	-	(20)

		$-	$-	$150

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation (together with its subsidiaries "the Group").

In 2009, in order to strengthen the BOS brand-name and as part of the Company's integration process, the Company decided to implement name changes in its wholly-owned subsidiaries, as follows:

Previous name	New name
Dimex Solutions Ltd.	BOS-Dimex Ltd.
Odem Electronic Technologies 1992 Ltd.	BOS-Odem Ltd.
Lynk USA, Inc	BOS - Supply Chain Solutions (Lynk) Inc
Summit Radio Corp.	BOS - Supply Chain Solutions (Summit) Corp.

The Company's shares are listed in NASDAQ under the ticker BOSC. Effective as of May 12, 2009, the Company's Ordinary shares were delisted from trade on the Tel-Aviv Stock Exchange ("TASE"). Following the delisting of the Company's shares from the TASE, the Company is not subject to reporting requirements in Israel, under the Israeli Securities Law.

b.
The Company incurred a loss of $9,101 in the year ended December 31, 2009. Furthermore, in 2009 the Company generated negative cash flow from current operations amounting to $1,208. Due to the above, the Company's cash and cash equivalent decreased from $1,637 as of December 31, 2008 to $597 as of December 2009. In addition, Short-term bank loans and current maturities increased by $1,488 during year 2009. In addition, as of December 31, 2009 the Company did not meet the bank covenants (see Note 10 and Note 12).

In view of the above, and as a result of the global economic crisis, in 2009, the Company has implemented an overall efficiency plan, including: changes in the management of the Company,  improved logistic efficiency by consolidation of facilities in Israel, reduction in workforce and reduction in payroll of employees. In addition, on February 4, 2010, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement of January 2008 that revised the schedule of remaining payments to Dimex Systems (see Note 20b). On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi (see Note 20c).  On February 26, 2010, the Company sold all of its holdings in NWB for a consideration of $300 (see Note 20d). The Company expects that it will meet the revised Bank covenants through December 31, 2010 and also believe that its cash resources are sufficient to meet its operating needs for at least the next 12 months.

c.	All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010 (see Note 15).

d.	The Company has two operating segments, the RFID and Mobile Solutions segment and the Supply Chain Solutions segment. The Company's wholly-owned subsidiaries include: In Israel:

(1)
BOS-Dimex Ltd. (previously " Dimex Solutions Ltd "), which purchased in March 2008 all of Dimex Systems Ltd. assets and activities, and its wholly-owned subsidiary, Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008 and purchased all of Dimex Hagalil Ltd. assets and activities (together: "BOS-Dimex"). BOS-Dimex is a part of the RFID and Mobile Solutions segment;

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

(2)
BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a major solution provider and distributor of RFID and electronics components and advance technologies in the Israeli market. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Quasar Telecom (2004) Ltd. ("Quasar Telecom"), which is inactive.

In the U.S.:

(1)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of both the RFID and Mobile Solutions and the Supply Chain Solutions segments;

(2)	BOS - Supply Chain Solutions (Lynk) Inc., a Delaware Corporation, and its subsidiaries:

a)
BOS-Supply Chain Solutions Inc. (Summit) Ltd. ("Summit"), part of the Supply Chain Solutions segment, was purchased on November 21, 2007 from Summit's shareholders. Summit is a supply chain provider, mainly of electronic components to the aircraft and defense industries.

b)	Pacific Information Systems, Inc. ("PacInfo"), a Delaware corporation and PacInfo's subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation, both of which are no longer active.

(3)	BOS Delaware Inc., a Delaware corporation, which ceased operations in 2002.

In Europe:

BOS-Dimex has a UK subsidiary, Better On-Line Solutions Ltd., since 2002, this company and its subsidiary, Better On-Line Solutions S.A.S incorporated in France, are no longer active.

In addition, the Company holds shares in two other companies:

(1)
Surf Communication Systems Ltd. ("Surf") is a developer and global supplier of universal access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. As of December 31, 2009, the Company holds 7.7% of the outstanding shares of Surf (see Note 2g).

(2)
New World Brands Inc. (OTC: NWBD.OB) ("NWB"), a U.S. public corporation. The Company's holdings in NWB were received as the consideration for the sale of the Company's communication segment. As of December 31, 2009, the Company holds 13.63% of the outstanding shares of NWB (see Note 6).

e.
Business combination:

Acquisition of Summit:

On November 21, 2007, the Company purchased 100% of the outstanding shares of Summit, from Summit's shareholders. In consideration for Summit's shares, the Company (i) issued 72,000 of the Company's Ordinary shares subject to "lock-up" periods of 1-2 years and (ii) paid an amount of $ 4,472 in cash. In addition, Summit's selling shareholders were to receive contingent consideration ("Earn Out") of up to $ 500, based on performance in the years 2008 and 2009. As of December 31, 2009, the Company paid $ 60 related to earn out of years 2008 and 2009.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Company's consolidated financial statements reflect the purchase price determined as follows:

November 21,
2007

Issuance of shares (1)	$874
Cash consideration	4,472
Transaction costs (includes issuance costs in the amount of $ 29)	355

Total purchase price	$5,701

(1)
The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

The Company has allocated the total purchase price as follows:

Allocation of purchase price	As of November 21, 2007	Estimated useful life

Cash	$451
Tangible assets (1)	3,192
Backlog (2)	55
Customer list (3)	167	12 years
Non-competing rights (4)	40	6 years
Deferred tax liability	(113)
Goodwill	1,909

Total purchase price	$5,701

(1)	Includes fair value of inventory - reflects the expected profit from realization of the inventory.
(2)	Backlog - the economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the backlog.
(3)	Customer list - the Company's purchase price allocation of the acquired customer list was performed by calculating cash flow benefits based on the income approach.
(4)
Non-competing rights - the value of the non-competing right is calculated by assessing the economic damage which might occur due to possible competition by the sellers, and which is mitigated by signing a non-competing agreement. The value of the non-competing right is the discounted cash flow which relates to portion of the Company's income that could have been lost if the sellers compete.

The acquisitions have been treated using the purchase method of accounting in accordance with ASC 805, "Business Combinations" ("ASC 805"). The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The results of operations of Summit have been included in the Company's consolidated statements of operations since the completion of the acquisition on November 21, 2007. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of Summit occurred on January 1, 2007:

Year ended December 31, 2007
(Unaudited)

Revenues	$39,110
Net loss	$(8,669)
Net loss per share - basic and diluted	$(1.00)

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition taken place at January 1, 2007, or of the results that may occur in the future.

Acquisition of BOS-Dimex:

In March 2008, BOScom Ltd. (now BOS-Dimex) and its subsidiary, Dimex Hagalil Projects (2008) Ltd., purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and of its subsidiary, Dimex Hagalil Ltd. Dimex is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $ 12,426). The consideration is comprised of cash, payable over a 24-month period and of 100,045 BOS shares. In March 2009, the Company entered into an agreement with Dimex Systems Ltd. and Dimex Hagalil Ltd. that revised the payment schedule of approximately NIS 10 million then still owed by the Company under the Dimex Asset Purchase Agreement and payable in three semi-annual installments through June 2010. The amendment to the agreement provided for a NIS 3.5 million payment in March 2009, NIS 4 million to be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million was converted into convertible note (see Note 13). On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement of January 2008 (see Note 20b).

The Company's consolidated financial statements reflect the purchase price determined as follows:

March 1, 2008

Cash consideration	$4,253
Issuance of BOS shares (1)	1,053
Deferred payment (include transaction costs of $ 181)	7,120

Total purchase price	$12,426

(1)
The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	BOS-Dimex	Estimated useful life

Cash	$11
Tangible assets	7,326
Customer list (1)	462	6 years
Brand name (2)	704	8 years
Backlog (3)	29
Deferred tax liability	(305)
Goodwill	4,199

Total purchase price	$12,426

(1)	Customer list - the Company's purchase price is valued the acquired customer list was performed by calculating cash flow benefits based on the income approach.
(2)	Brand name - the Company's allocation of purchase price valued the acquired brand name by calculating cash flow benefits based on relief from the royalties approach.
(3)	Backlog - the economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the backlog.

The acquisitions have been treated using the purchase method of accounting in accordance with ASC 805. The purchase price has been allocated to the assets acquired based on their estimated fair value at the date of acquisition. The results of operations of BOS-Dimex are included in the consolidated statements of operations as of the acquisition date.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The results of operations of BOS-Dimex have been included in the Company's consolidated statements of operations since the completion of the acquisition on March 1, 2008. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of BOS-Dimex occurred on January 1, 2007:

	Year Ended December 31,
	2008	2007
	(Unaudited)	(Unaudited)

Revenues	$52,924	$36,969
Net loss	$(6,300)	$(8,515)
Net loss per share - basic and diluted	$(0.50)	$(0.98)

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition taken place at January 1, 2007, or of the results that may occur in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Acquisition of Cyms Ltd. and OptimizeIT:

On July 1, 2007, the Company entered into an agreement with Cyms Ltd. ("Cyms"), to purchase its assets and liabilities, for an aggregate consideration of $ 66 which was paid by issuance of 1,120 shares of the Company and a cash payment of $ 51. The assets of Cyms were transferred to the Company on July 1, 2007.

On October 1, 2007, the Company entered into an agreement with OptimizeIT to purchase its assets, for an aggregate consideration of $ 170 which was paid by issuance of 1,600 shares of the Company and a cash payment of $ 150. The assets of Optimize IT were transferred to the Company on October 1, 2007. In February 2009, the Company sold its OptimizeIT product and related IP in net consideration for $ 35 plus a contingent consideration based on future revenues of up to $ 1,500(See also Note 1.c.3).

The Company's consolidated financial statements reflect the purchase price determined as follows:

	Cyms	OptimizeIT
	July 1,	November 21,

Issuance of shares (1)	$15	$20
Cash consideration	51	150

Total purchase price	$66	$170

(1)
The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Cyms	OptimizeIT	Estimated useful life

Tangible assets	$11	$-
Technology (1)	55	-	6 years
Research and development in process	-	170

Total purchase price	$66	$170

(1)	The Company's allocation of the purchase price valued the acquired technology by calculating cash flow benefits as a direct result of the technology.

The Company recorded a charge of $ 170 with respect to the OptimizeIT transaction related to in-process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

The Cyms and OptimizeIT transactions have been treated as asset acquisitions on the basis of the fair values exchanged.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

f.
Discontinued operations:

The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operation, have been reclassified in the accompanying statements of operations as discontinued operations.

	Year ended December 31,
	2008	2007

Revenues	$61	$-
Operating expenses	321	170

Operating loss	(260)	(170)
Gain derived from sale of the discontinued operations	-	237

Net income (loss)	$(260)	$67

Cash flows of discontinued operations:

	Year ended December 31,
	2008	2007
Cash flows from operating activities
Income (loss) from discontinued operations	$(260)	$67
Depreciation and amortization of equipment and intangible assets	-	170
Capital gain	-	-
Adjustments due to changes in working capital	-	(237)

Net cash flows used in operating activities	$(260)	$-

1.
Sale of the communication segment:

On December 31, 2005, the Company sold its communication segment to IP Gear Ltd. ("IP Gear"), a wholly-owned Israeli subsidiary of Qualmax. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of Common stock constituting approximately 16% of Qualmax's total issued and outstanding Common stock and $ 800 in royalties to be paid the Company received 250,000 of Qualmax shares, valued at $ 1.43 per share, as part of the Earn Out Shares consideration.

In connection with the transaction, the Company agreed to grant NWB, contingent upon the satisfaction of certain conditions, a three-year option that expires on December 31, 2009, to purchase up to 30% of the NWB shares held by the Company, at prices ranging from $ 0.12 to $ 0.24 per share of Common stock. As of December 31, 2008 and 2009, the conditions have not been met, hence the option has not been granted and the fair value of the option is $ 0 (see Note 20d).

There was no capital gain in 2009, 2008 and 2007 with respect to the discontinued operation.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

2.
In February 2009, the Company sold its OptimizeIT product and related IP (following the Company's decision in December 2008 to cease the operation of this product line) in consideration for $ 70 plus a contingent consideration based on future revenues of up to $ 1,500.

Summarized selected financial information and cash flows of the discontinued operations are as follows:

Year ended December 31,
2008

Revenues	$61
Cost of revenues	-

61
Operating expenses:
Research and development	153
Sales and marketing	168

Total operating expenses	321

Operating loss	(260)
Gain derived from sale of the discontinued operations	-

Net loss	$(260)

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the discontinued product line operations for 2008 and 2007, have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.
Financial statements in U.S. dollars:

A substantial portion of the Company's revenues is generated in U.S. dollar ("dollars"). In addition, most of the Company's costs are incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of a certain subsidiary, whose functional currency is other than the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

c.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

d.	Cash equivalents: Cash equivalents are short-term highly liquid investments that are readily convertible to cash purchased with original maturities of less than three months.

e.
Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined using the moving average cost method.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2009 and 2008, inventory is presented net of $ 1,753 and $ 1,059, respectively, for technological obsolescence and slow- moving items (see also Note 5).

f.
Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

There were no grants in 2009, 2008 and 2007.

g.	Investment in other companies:

1.
Investment in NWB and QMX:

The Company accounts for its holdings in NWB shares as available for sale in accordance with ASC 320, Investments - Debt And Equity Securities ("ASC 320"). Unrealized gains and losses, net of the related tax effect are included in other comprehensive loss. Till the consummation of a merger of Qualmax with and into NWB in January 2009 the investment in Qualmax, which was traded in the Pink Sheet, was presented at cost according to ASC 325-20, Cost Method Investments ("ASC 325-20") due to no trading volume in share. Management evaluates investments in other companies for evidence of other than temporary declines in value.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following the consummation of the merger of Qualmax and NWB, holdings in Qualmax were converted into shares of NWB. As a result, as of December 31, 2009, the Company holds 13.63% of the outstanding shares of NWB (see Note 6).

The Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company's intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the marketable securities' carrying amount and its fair value. Accordingly, during 2009, 2008 and 2007, an impairment loss, due to other-than-temporary decline in fair value, of $ 304, $ 744 and $ 5,588, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

2.
Investment in Surf:

The Company's holding in Surf as of December 31, 2009 is 7.7% of Surf's issued and outstanding shares. The Company's investment in Surf is accounted for based on the cost accounting method. During 2009 and 2008, an impairment loss, due to other-than- temporary decline in fair value, of $ 53 and $ 712, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

The Company's investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with ASC 325-20.

h.
Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight line method over the estimated useful lives of the assets, at the following annual rates:

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
Leasehold improvements	10	(over the shorter of the period of the lease or the life of the assets)
Motor vehicles	15
Plant	4

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.
Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2009, 2008 and 2007, no impairment losses have been identified.

j.
Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The reporting units of the Company for purposes of the impairment test are: the Company's RFID and Mobile operating segments, and the Supply Chain segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components.  Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2009 and 2008, impairment losses in the amount of $ 1,218 and $ 1,873, respectively were recorded and attributed to the supply chain reporting unit. In 2007, no impairment loss has been identified.

k.
Research and development costs:

ASC 985, Software, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

l.
Severance pay:

The Company's liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company's balance sheet.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with the Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits.

The Company's payroll includes employees regarding whom its liability for severance pay is calculated pursuant to article 14 of Israel's Severance Pay Law. The Company currently deposits the corresponding amounts to the relevant pension funds. As a result, the Company is released from the fulfillment of the obligation pursuant to Israel's Severance Pay Law. The aforementioned deposited amounts are not reflected on the financial statements due to the fact that they are not under the Company's control.

Severance expenses for 2009, 2008 and 2007 amounted to $ 118, $ 593 and $ 275, respectively.

m.
Revenue recognition:

The Company sells its products through direct sales and by distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales, related to both the Supply Chain and RFID and Mobile segments, are recognized in accordance with ASC 605, Revenue Recognition ("ASC 605") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Most of the Company's revenues are generated from sales of its products directly to end-users and indirectly, mostly through independent distributors. Other than pricing terms which may differ due to the volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. The majority of the Company's products sold through agreements with independent distributors are non-exchangeable, non refundable, non-returnable without any rights of price protection or stock rotation. Accordingly, the Company considers the distributors as end-users.

Revenue from license fees, related to the RFID and Mobile segment, is recognized in accordance with ASC No. 985-605, Software Revenue Recognition, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support services are recognized ratably over the period of the support contract. The fair value of the support contract is determined based on the price charged when it is sold separately or renewed

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

With regard to software arrangements involving multiple elements such as software product and maintenance and support, revenue should be allocated to each element based on the relative fair value of the elements.  However, with respect to certain transactions, for multiple element transactions, revenue can be recognized under the "residual method" when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for one of the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in ASC 985, Revenue Recognition - Software" ("ASC 985") have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

In the case of arrangements which require significant customization of the Company's RFID software to customer-specific specifications, the Company follows the guidance in ASC 605-35, ("ASC 605-35"), whereby the Company applies the completed contract method, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

n.
Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. During the years ended December 31, 2008 and 2007, the Company had no unrecognized tax benefits. During the year ended December 31, 2009 the Company recorded an amount of $ 421 in regard to uncertain tax position.

o.
Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company are derived from sales to customers located primarily in Israel, South America, North America and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

p.
Derivative financial instruments:

The Company enters into foreign currency contracts, with financial institutions to reduce the risk of exchange rate fluctuations. Such contracts are not designated as hedging instruments. The Company recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. The notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $ 1,250 at December 31, 2009. The Company recorded the fair value of derivative liabilities in the amount of $ 4 in accrued expenses and other payables.

q.
Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, Earning Per Share.

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 1,333,370, 802,662 and 661,067 for the years ended December 31, 2009, 2008 and 2007, respectively.

r.
Accounting for share-based compensation:

The Company accounts for equity-based compensation in accordance with ASC 718, Stock Compensation ("ASC 718") which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees and nonemployees and directors.

The Company has applied the provisions of Staff Accounting Bulletin 107 ("SAB 107") in its adoption of ASC 718.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee class and historical experience.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2009, 2008 and 2007 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2009	2008	2007

Risk-free interest	1.45%	1.52%	4.62%
Dividend yields	0%	0%	0%
Volatility	77%	37%	58%
Expected option term	3.46 years	3.43 years	5.68 years
Forfeiture rate	15%	10%	15%

During 2009, 2008 and 2007, the Company recognized stock-based compensation expense related to employee stock options as follows:

	Year ended December 31,
	2009	2008	2007

Selling and marketing	$377	$169	$296
General and administrative	272	412	220

Total stock-based compensation expense	$649	$581	$516

The Company applies ASC 718 for equity instruments that are issued to other than employees for acquiring, or in conjunction with, selling, goods or services. ASC 718 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

s.
Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

t.
Impact of recently issued accounting pronouncements:

In October 2009, the FASB issued a new accounting standard, ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices.  In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management's best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation.  In October 2009, the FASB also issued a new accounting standard, ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements, which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products' essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above.  Both standards will be effective for the Company in the first quarter of 2011.  The Company is currently evaluating the impact of these standards on its consolidated results of operations or financial position.

In June 2009, the FASB issued ASC No. 105, Generally Accepted Accounting Principles ("GAAP") ("the Codification"). The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the SEC. All other literature is non-authoritative. The standard did not have a material impact on the Company's consolidated financial statements and notes.  The Company has appropriately updated its disclosures with the appropriate Codification references for the year ended December 31, 2009.  As such, all the notes to the consolidated financial statements have been updated with the appropriate Codification references.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2009, the FASB issued ASC No. 855, Subsequent Events. This standard is intended to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  This standard is effective for fiscal years and interim periods ended after June 15, 2009 (see Note 20).

In April 2009, the Company adopted the FASB's updated guidance relating to investments and debt securities, which amends the OTTI guidance in U.S. GAAP to make the guidance more operational and to improve the presentation of OTTIs in the financial statements.  Under the updated guidance, if OTTI occurs, and it is more likely than not that the Company will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total OTTI related to the credit loss is recognized in earnings.  The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. The adoption of the updated guidance did not have an impact on the Company's consolidated results of operations or financial position (see Note 2g-1).

In April 2009, the Company adopted the FASB's updated guidance related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased. The updated standard also includes guidance on identifying circumstances that indicate a transaction is not orderly.  The adoption of the updated guidance did not have a material impact on the Company's consolidated results of operations or financial position.

NOTE 3:-               OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2008

Government authorities	$248	$283
Advances to suppliers	294	445
Prepaid expenses	189	136
Deferred tax	-	241
Deferred expenses attributed to software projects	294	-
Other	18	50

	$1,043	$1,155

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS 157, the Company measures its investment in NWB and Surf at fair value. The investment in NWB is classified within Level 1 because it is valued using quoted market prices in an active market. The investment in Surf is classified within Level 3, because it is valued using unobservable inputs which are not supported by market activity. Derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2009:

	Level 1	Level 2	Level 3

Investment in NWB	$361	$-	$-
Investment in Surf	-	-	218
Derivative liability	-	4	-

Total	$361	$4	$218

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2009. The Company's Level 3 instrument consists of a cost method investment in Surf (see Note 6).

Investment in Surf

Balance, January 1, 2009	$271
Transfer to Level 3	-
Total realized losses	53

Balance, December 31, 2009	$218

NOTE 5:-	INVENTORIES

	December 31,
	2009	2008

Raw materials	$110	$586
Finished goods	8,666	9,760

	$8,776	$10,346

The inventories are presented net of write-offs for technological obsolescence and slow-moving items of $ 1,753 and $ 1,059, as of December 31, 2009 and 2008, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVESTMENT IN OTHER COMPANIES The Company's investments in companies comprise of:

	December 31,
	2009	2008

Surf Communication Systems Ltd. (see Note 2g)	$218	$271
Qualmax Inc. (see Notes 1f and 2g)	-	443
New World Brands Inc. ("NWB") (see Notes 1f and 2g)	361	168

	$579	$882

During 2008, the Company sold 6.6 million shares of NWB for a total consideration of $ 165 and recorded a gain of $ 8. During year 2008 the Company recorded losses in the amount of $ 368 and $ 376, to other than temporary impairment related to NWB and Qualmax Inc., respectively. During 2009, the Company recorded additional losses of $ 304, and gain on accumulated other comprehensive income in amount $54, related to New World Brands Inc. (Refer also to Note 20.d and Note 2.g.1).

During 2009 and 2008 the Company recorded impairment losses, due to other than temporary decline in related to Surf Communication System Ltd., in amount of $53 and $712, respectively (See also Note 2.g.2).

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2009	2008
Cost:
Computers and software	$2,258	$2,218
Office furniture and equipment	1,012	984
Leasehold improvements and plant	1,468	1,258
Motor Vehicles	196	222

	4,934	4,682
Accumulated depreciation:
Computers and software	1,996	2,097
Office furniture and equipment	594	584
Leasehold improvements and plant	930	860
Motor vehicles	136	13

	3,656	3,554

Depreciated cost	$1,278	$1,128

Depreciation expenses amounted to $ 235, $ 261 and $ 123 for the years ended December 31, 2009, 2008 and 2007, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER INTANGIBLE ASSETS

	December 31,
	2009	2008
Cost:
Backlog	$82	$82
Non-competing rights	40	40
Technology	226	226
Brand name	679	674
Customer list	2,621	2,618

	3,648	3,640
Accumulated amortization:
Backlog	82	80
Non-competing rights	14	7
Technology	226	196
Brand name	158	70
Customer list	1,169	869

	1,649	1,222

Amortized cost	$1,999	$2,418

Amortization expenses amounted to $ 418, $ 413 and $ 439 for the years ended December 31, 2009, 2008 and 2007, respectively. Estimated amortization expenses for the years ended:

December 31,

2010	$386
2011	386
2012	386
2013	386
2014 and thereafter	455

$1,999

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	GOODWILL Goodwill attributed to operating segments for the years ended December 31, 2009 and 2008 is as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Total

Balance as of January 1, 2008	$-	$2,861	$2,861

Acquisition of Summit	-	230	230

Acquisition of BOS-Dimex	4,143	-	4,143

Impairment	-	(1,873)	(1,873)

Balance as of December 31, 2008	4,143	1,218	5,361

Impairment	-	(1,218)	(1,218)

Foreign currency translation adjustments	29	-	29
Balance as of December 31, 2009	$4,172	$-	$4,172

In accordance with ASC 320, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company's reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the Company exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

The Company performed its annual impairment test on December 31, 2008 and recorded an impairment charge of $1,873 in 2008, that relates to the Supply chain solutions reporting unit.

During the second quarter of 2009, the Company performed an impairment test as a result of the overall global economic conditions and determined that goodwill related to the Supply Chain Solutions segment was impaired to $ 0. The annual goodwill impairment test for the RFID and Mobile segment performed on December 31, 2009 did not result in any impairment charges.

Goodwill is reviewed for impairment utilizing a two-step process. The first step used the discounted cash flow approach to measure the fair value of the reporting units of the Company, the result of which indicated that the carrying amount of the Supply Chain reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill.  In the second step, fair value of the Supply Chain reporting unit of the Company, as determined in the first step, was assigned to the reporting unit's individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the current amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-             SHORT-TERM BANK LOANS
	Weighted interest rate as of December 31, 2009	December 31,
Loan currency	%	2009	2008

NIS	4.49	$4,564	$4,449
Euro	-	-	557
	$3.56	6,710	4,622

		11,274	9,628
Current maturities	5.19	513	671

		$11,787	$10,299

The repayment of the Company's bank debt is secured by a first priority floating charge on all of the Company's assets, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter-company guarantees in favor of the Company's lenders.

The loan agreements signed by the companies contain various financial covenants which require that the Company maintain certain financial ratios related to shareholders' equity and operating results. On March 23, 2009, the Company and its Israeli subsidiaries executed revised loan documents, effective December 31, 2008, governing the Company's and its Israeli subsidiaries' short-term revolving credit line from Bank Leumi. In the revised and in the original loan documents, the Company and its Israeli subsidiaries undertook updated covenants relating to, among other things, financial ratios of equity and EBITDA, and will continue to provide Bank Leumi with various security interests and cross guarantees.  The loan terms continue to restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. As of December 31, 2009 the Company did not meet the bank covenants. However, the Company received a written waiver from Bank Leumi, under which, the Bank agreed, under certain conditions, not to act upon its contractual rights on the Company’s default. On February 8, 2010, the Company and its Israeli subsidiaries executed further revised loan documents governing their credit line from Bank Leumi. The test of meeting these covenants will be done on the results of the first half of year 2010 and the results of year 2010 (see Note 20c). The Company expects that it will meet the revised Bank covenants through December 31, 2010.

NOTE 11:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2008

Government authorities	$463	$448
Professional services	117	327
Short-term deferred tax	-	69
Liability to BOS-Dimex sellers (see Note 20b)	128	1,811
Other	518	456

	$1,226	$3,111

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-             LONG-TERM BANK LOANS

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2009	December 31,
Loan currency	%	2009	2008

NIS	4.80	$1,329	$1,927
	$-	-	1,000

		1,329	2,927
Less - current maturities	5.19	513	671

		$816	$2,256

The repayment of the Company's bank debt is secured by a first priority floating charge on all of the Company's assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter company-guarantees in favor of the Company's lenders.

The Company's loan agreements also contain various covenants which require that the Company maintain certain financial ratios related to shareholders' equity and operating results. As of December 31, 2009 the Company did not meet the bank covenants. However, the Company received a written waiver from Bank Leumi, under which, the Bank agreed, under certain conditions, not to act upon its contractual rights on the Company’s default. On February 8, 2010, the Company and its Israeli subsidiaries executed further revised loan documents governing their credit line from Bank Leumi. The test of meeting these covenants will be done on the results of the first half of year 2010 and the results of year (see Note 20c).

b.	The loans mature in the following years subsequent to the balance sheet dates:

First year (Current maturities)	$513
2011	460
2012	356

$1,329

NOTE 13:-             LONG-TERM CONVERTIBLE NOTE

On June 21, 2007, Laurus Master Fund Ltd. converted the entire outstanding principal amount under its Convertible Notes of approximately $ 2,223 into 175,734 Ordinary shares of the Company at a conversion price of $ 12.65. As a result, the Company recorded expenses upon conversion of $ 611 in 2007.

On August 20, 2009, the Company closed a $ 2,400 Convertible Loan Financing (“Convertible Loan Financing”) with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management. The financing proceeds shall be used mainly for working capital. The financing consists of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company shall repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into Ordinary shares at the discretion of the lender. Each lender shall be entitled to demand the immediate repayment in cash of its respective portion of the Convertible loan amount, upon the occurrence of events of Default, as stipulated in the Convertible loans agreement. In case of a Default, the Company undertook to pay the lenders the entire Convertible loans amounts due to them and any accrued interest. The loan conversion rate is $ 3.25 per Ordinary share reflecting a premium over the Company's current share price of $ 1.95. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per Ordinary share of $ 2.75, reflecting a premium over the Company's current share price of $ 1.95. The fair values of the warrants were calculated based on the Black-Scholes option pricing model, amounted to approximately $ 646 and are recorded as a component of shareholders' equity. In addition, the lenders received certain registration rights. A total of $ 675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems. In November 2009, as part of a separation agreement between the Company and Shalom Daskal, the Company repaid to Mr. Daskal $50 of convertible loan he had previously extended to it.
In connection with the above convertible loan financing, the Company accumulated deferred charges in the amount of $ 149 which are recorded in long-term assets and which will be amortized over the period of the convertible note.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)
Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received. No grants were received during the years 2007 through 2009.

As of December 31, 2009, the Company has an outstanding contingent obligation to pay royalties, including interest, in the amount of approximately $ 3,486, in respect of these grants.

b)
The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest. No grants were received during the years 2007 through 2009.

As of December 31, 2009, the Company has an outstanding contingent obligation to pay royalties including interest of $ 89 with respect to these grants.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2012. Minimum future rental payments for 2010, 2011 and 2012 are $ 154, $ 97 and $ 4, respectively.

The Company's motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2012. The maximum breach of contract fees can amount to $ 59.

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in 2009, 2008 and 2007 amounted to $ 566, $ 699 and $ 407, respectively.

b.
Litigation

In January 2008, a former employee of the Company, filed a claim against the Company in the Labor Court in Tel Aviv, for severance payments in the amount of NIS 306 thousand (approximately $ 80). The plaintiff also demanded compensation for delay in payment of the said severance pay of NIS 207 thousand (approximately $ 54). Pursuant to the Court's judgment issued on January 2010the Company paid only the severance payments plus interest.

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149 thousand (approximately $ 40). The Court has set dates for submission of evidence and a hearing was set for June 27, 2010. The Company's financial statements include a provision in this respect.

NOTE 15:-             SHAREHOLDERS' EQUITY

On January 12, 2010, the Company announced that the reverse share split which was approved in the general shareholders’ meeting on December 23, 2009, has become effective prior to the opening of the market on January 12, 2010. Pursuant to the reverse split, each 5 ordinary shares, NIS 4.00 nominal value per share, was converted into one ordinary share, NIS 20.00 nominal value per share. No fractional shares are issued as a result of the reverse split. Instead, all fractional shares are rounded up to the next higher whole number of shares. As of January 11, 2010, there were 13,090,346 ordinary shares outstanding and after the reverse split, there were 2,622,533 Ordinary shares outstanding. All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2007 (see Note 20a).

a.
Private placements:

In April 2007, the Company completed a right offering in which it issued 347,883 Ordinary shares at a share price of $ 12.50. The gross proceeds amounted to $ 4.4 million and the issuance costs amounted to $ 400.

On June 21, 2007, Laurus Master Fund Ltd. converted the entire outstanding principal amount under its Convertible Notes of approximately $ 2,223 into 175,734 Ordinary shares of BOS.

On June 26, 2007, the Company entered into a definitive private placement agreement with a European private investor for the issuance of 45,283 Ordinary shares at a price per share of $ 13.25. Issuance costs amounted to $ 36.

On July 1, 2007, the Company issued 1,119 shares of the Company as part of the consideration paid for the purchase of the assets of Cyms Ltd. (see Note 1e).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-             SHAREHOLDERS' EQUITY (Cont.)

On October 1, 2007, the Company issued 1,600 shares of the Company as part of the consideration paid for the purchase of OptimizeIT assets (see Note 1e).

On November 21, 2007, the Company issued 72,000 shares of the Company as part of the consideration paid for the purchase of Summit shares (see Note 1e).

On December 31, 2007, the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. ("Catalyst") and three subsidiaries of D.S. Apex Holdings Ltd. ("Apex"), under which the Company issued 166,712 Ordinary shares at a price of $ 12.00 per share (reflecting an aggregate investment of approximately $ 2 million), and 108,363 warrants at an exercise price of $ 13.80, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to Apex and 6% in 5,002 Ordinary shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company prepared and filed with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary shares issued to the investors.

In March 2008, BOS-Dimex purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and Dimex Hagalil Projects (2008) Ltd. purchased the assets and activities of Dimex Hagalil Ltd., a subsidiary of Dimex Systems Ltd. As part of the consideration for such acquisition the Company issued 100,045 shares. In addition, portion of the acquisition expenses were paid by issuance of 22,000 shares.

On July 9, 2008, the Company entered into a definitive private placement agreement with three foreign investors. The agreement was for the issuance of an aggregate of 148,148 Ordinary shares at a price per share of $ 6.75 or $ 1,000 in total. In addition, the Company issued to the investors 74,074 warrants. The exercise price of the warrants is $ 8.00 per Ordinary share, and there are exercisable for two years from their date of issuance.

On August 25, 2008, the Company entered into a definitive private placement agreement with an Australian investor. The agreement was for the issuance of an aggregate of 163,266 Ordinary shares at a price per share of $ 6.125 or $ 1,000 in total. In addition, the Company issued to the investor 81,633 warrants. The exercise price of the warrants is $ 7.375 per Ordinary share, and they are exercisable for two years from their date of issuance.

The Company's outstanding warrants to shareholders as of December 31, 2009 are as follows:

	Outstanding and exercisable warrants	Weighted average exercise	Weighted average	Weighted average exercise
	as of	price of	remaining	price of
Exercise	December 31,	outstanding	contractual	warrants
price	2009	warrants	life (years)	exercisable

$ 7.40	81,633	$7.40	0.67	$7.40
$ 8.00	74,074	$8.00	0.50	$8.00
$ 13.80	108,363	$13.80	2.00	$13.80

	264,070	$9.75	1.06	$9.75

b.
Stock option plans:

In May 2003, the Company's shareholders approved the adoption of the 2003 Israeli Stock Option Plan ("the Plan"), pursuant to which 125,000 Ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the Plan, initially to 200,000, and thereafter to 300,000, to 520,000 and in May 14, 2009 to 830,000. Any option which is canceled or forfeited before expiration will become available for future grants.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-             SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2009 an aggregate of 340,198 of these options are still available for future grants. Each option granted under the Plan expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company's employees and directors stock option activity and related information for the year ended December 31, 2009, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2009	464,372	$10.25	4.77	$50
Changes during the year:
Granted	264,661	$2.65
Exercised	(12,567)	$0.00
Forfeited or cancelled	(99,419)	$54.45

Outstanding at December 31, 2009	617,047	$7.10	3.79	$95

Vested and expected to vest	520,594	$7.10	3.79	$19
Exercisable at December 31,2009	357,865	$7.40	3.18	$154

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009 2008 and 2007 was $ 1.70, $ 1.90 and $ 7.15, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary shares on December 31, 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009.

Total aggregate intrinsic value of options exercised for the years ended December 31, 2009, 2008 and 2007 was $ 25, $20 and $ 70, respectively. The aggregated intrinsic value of options outstanding for the years ended December 31, 2009 and 2008 was $ 546 and $ 368, respectively (the difference between the fair market value of the Company's Ordinary shares on grant date and the exercise price, multiplied by the number of in-the-money options). As of December 31, 2009, there was $ 793 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 15 months.

Cash received from exercise of options for the years ended December 31, 2009, 2008 and 2007 was approximately $ 0, $ 0 and $ 46, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-             SHAREHOLDERS' EQUITY (Cont.)

The options granted to employees and director outstanding as of December 31, 2009 have been separated into ranges of exercise prices, as follows:

	Options	Weighted	Options	Weighted average
	outstanding	average	exercisable	remaining
	as of	remaining	as of	contractual
exercise	December 31,	contractual	December 31,	life of options
price	2009	life (years)	2009	exercisable (years)

$ 0	132,196	3.58	110,741	3.58
$ 2.50	1,500	4.14	-	-
$ 2.75	17,847	2.56	4,956	2.56
$ 3.05	12,000	3.88	3,000	3.88
$ 3.50	1,500	3.88	500	3.88
$ 5.00	125,580	3.32	7,725	3.32
$ 5.20	1,500	3.39	500	3.39
$ 5.30	50,000	2.05	50,000	2.05
$ 7.35	1,500	3.34	500	3.34
$ 7.50	1,500	3.50	500	3.50
$ 8.40	20,000	8.24	5,000	8.24
$ 8.55	1,500	3.34	500	3.34
$ 10.00	586	0.03	586	0.03
$ 11.40	1,500	0.49	1,500	0.49
$ 11.95	80,000	4.75	40,000	4.75
$ 12.60	73,760	7.11	37,780	7.11
$ 12.85	1,500	2.61	1,000	2.61
$ 13.40	84,196	1.38	84,196	1.38
$ 13.50	3,000	1.39	3,000	1.39
$ 15.00	5,600	5.07	5,600	5.07
$ 34.00	232	0.39	232	0.39
$ 140.00	50	0.40	50	0.40

	617,047	3.79	357,866	3.36

c.
Warrants issued to service providers and debt providers:

The Company accounts for these options in accordance with the provisions of ASC 505-50, "Equity-Based Payments to Non-Employees”. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2006 and 2005: risk-free interest rate of 4.9% and 1.5%, respectively, dividend yields of 0% and 0%, respectively, volatility of 77% and 70%, respectively, and an expected life of 4.2 years and 2.5 years, respectively. No warrants were granted to service providers during the years 2008 and 2007. During the year 2009 the Company granted warrants to several service providers. Required disclosure was not provided due to immateriality.

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years ended December 31, 2009, 2008 and 2007 were $ 20, $ 0 and $ 43, respectively.

On August 20, 2009 as part of the convertible loan financing (see Note 13) the Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per Ordinary share of $ 2.75, reflecting a premium over the Company's share price, at that time, of $ 1.95. The fair values of the warrants were calculated based on the Black-Scholes option pricing model, amounted to approximately $ 646 and are recorded as a component of shareholders' equity.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS' EQUITY (Cont.)

The Company's outstanding warrants to service providers as of December 31, 2009 are as follows:

	Outstanding and exercisable	Warrants outstanding	Weighted average	Weighted
	warrants	Weighted	exercise	average
Range of	as of	average	price of	remaining
exercise	December 31,	exercise	warrants	contractual
price	2009	price	exercisable	life (years)

$ 0.00	1,320	$0.00	$0.00	4.00
$ 2.50	20,000	$2.50	$2.50	6.59
$ 2.75	530,708	$2.75	$2.75	3.00
$ 5.00	13,200	$5.00	$5.00	4.00
$ 11.50	2,000	$11.50	$11.50	1.00
$ 20.20	45,481	$20.20	$20.20	2.10
$ 26.50	9,741	$26.50	$26.50	3.63

	622,450	$15.45	$15.45	3.09

NOTE 16:-	TAXES ON INCOME

a.
Reduction in corporate tax rate:

The rate of the Israeli corporate tax is as follows: 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 - 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

b.
Loss carryforward:

Domestic (Israel):

The Company and its Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2009, in the amount of approximately $ 35,520. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2009, the U.S subsidiaries had a net operating loss carry-forward of approximately $ 2,101, which will begin to expire in 2029 and 2024. The Company's ability to utilize such losses to offset future taxable income is subject to various limitations imposed by the rules and regulations of the Internal Revenue Service.

As of December 31, 2009, the Company excluded approximately $ 8,534 of unrecognized net operating loss carry-forward for federal tax purposes as it may be subject to section 382 limitation. This balance is being examined by the Company.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

c.
Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2009	2008
Assets in respect of:

Property, plant and equipment	$3	$9
Allowances and provisions	130	328
Net operating loss carry forward (1)	7,764	12,337

	7,897	12,674

Valuation allowance (2)	(7,476)	(11,982)

	421	692
Liabilities in respect of intangible assets	(471)	(609)

Net deferred tax assets (liability)	$(50)	$83

(1)	See Note 16b.

(2)
The Company has provided valuation allowances in 2009 on deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to their history of operating losses and current uncertainty concerning the ability to realize these deferred tax assets in the future.

	December 31,
	2009	2008
Presented in balance sheet:

Current assets	$-	$241
Long-term assets	-	452
Current liabilities	-	(69)
Long-term liabilities	(50)	(541)

Net deferred tax assets (liability)	$(50)	$83

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

d.	Tax benefit (taxes on income) is comprised as follows:

	Year ended December 31,
	2009	2008	2007

Current	$(429)	$(22)	$80
Prior years	-	4	47
Deferred	(112)	(385)	(118)

	$(541)	$(403)	$9

Domestic	$(323)	$(246)	$16
Foreign	(218)	(157)	(7)

	$(541)	$(403)	$9

e.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2009	2008	2007

Domestic	$(5,784)	$(4,896)	$(8,378)
Foreign	(2,776)	(1,647)	(76)

	$(8,560)	$(6,543)	$(8,454)

f.
Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.
Tax assessments:

BOS and BOS-Dimex have final assessments through 2002. BOS-Odem has final assessments through 2004. Dimex Hagalil was incorporated in 2008, and therefore, does not have any final assessments. Quasar does not have any final assessments (commenced its activity in 2004).

U.S subsidiaries federal income tax returns for 2006 through 2009 are open to review by the U.S. Internal Revenue Service. The Company's U.S. state tax returns are open for four years depending on each state's statute of limitation.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

h.
In accordance with the Company's accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company's consolidated statements of operations.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states in the U.S. and Israel jurisdiction. BOS, BOS-Dimex and Quasar may be subject to auditing by the Israel tax authorities for fiscal years 2003 through 2009. BOS-Odem may be subject to auditing by the Israel tax authorities for fiscal years 2005 through 2009. Dimex Galil may be subject to auditing by the Israel tax authorities for fiscal years 2008-2009. U.S. subsidiaries may be subject to auditing by the U.S. Internal Revenue Service ("IRS") for fiscal years 2006 through 2009.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of the Company's tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net loss in the period in which such determination is made.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2009	2008	2007
Financial income:
Interest on bank deposits and marketable securities	$9	$35	$122
Hedging	82	-	-
Other (mainly foreign currency translation income)	-	92	-

	91	127	122
Financial expenses:
In respect of bank loans and convertible note	(903)	(763)	(585)
Other (mainly foreign currency translation losses)	(26)	-	(6)

	(929)	(763)	(591)

	$(838)	$(636)	$(469)

b.	Net earnings (loss) per share:

1.	Numerator:

	Numerator for basic and diluted net loss per share:
	Loss from continuing operations	$(9,101)	$(6,140)	$(8,463)
	Income (loss) from discontinued operations	-	(260)	67

	Net loss available to Ordinary shareholders	$(9,101)	$(6,400)	$(8,396)

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	2,606	2,396	1,731
	Diluted weighted average Ordinary shares outstanding (in thousands)	2,606	2,396	2,357

	Basic and diluted net loss per share from continuing operations	$(3.50)	$(2.55)	$(4.90)
	Basic and diluted net earnings (loss) per share from discontinued operations	$-	$(0.1)	$0.05
	Basic and diluted net loss per share	$(3.50)	$(2.65)	$(4.85)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing 2007 and subsequent to the acquisition of Summit, the Company manages its business in two reportable segments, consisting of the RFID and Mobile Solutions segment and Supply Chain Solutions segment.

The Company's management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit and assets for the operating segments for the years 2009, 2008 and 2007 were as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Not allocated	Consolidated
2009

Revenues	$10,432	$22,821	$-	$33,253

Gross profit	$1,957	$2,445	$-	$4,402

Assets related to segment	$17,201	$10,124	$579	$27,904

2008

Revenues	$12,379	$38,470	$-	$50,849

Gross profit	$3,834	$6,165	$-	$9,999

Assets related to segment	$20,918	$15,545	$1,258	$37,721

2007

Revenues	$2,673	$21,101	$-	$23,774

Gross profit	$1,436	$3,239	$-	$4,675

Assets related to segment	$1,205	$27,002	$2,925	$31,132

b.	The following presents total revenues and long-lived assets for the years 2009, 2008 and 2007 based on the location of customers:

	Year ended December 31,
	2009		2008		2007
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *)	revenues	assets *)	revenues	assets *)

America	$5,126	$219	$12,671	$1,097	$5,420	$2,225
Far East	1,244	-	1,342	-	964	-
Europe	4,213	-	7,490	-	1,511	-
Israel and others	22,670	7,230	29,346	7,810	15,879	3,033

	$33,253	$7,449	$50,849	$8,907	$23,774	$5,258

*)	Long-lived assets comprise of goodwill, intangible assets and property, plant and equipment.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2009	2008	2007

Customer A (Supply Chain Segment)	12%	11%	21%

Customer B (Supply Chain Segment)	6%	13%	3%

NOTE 19:-	RELATED PARTIES

Service Agreement of Cukierman & Co.:

The Company's audit committee and Board approved an engagement with Cukierman & Co. Investment House Ltd. ("Cukierman & Co"), to provide non-exclusive investment-banking services and business development services to the Company ("the Service Agreement"), effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company's Board, and he is also a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $ 10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the Service Agreement at any time, by giving one-month prior written notice. The Service Agreement provides that the success fees for securing M&A transactions will be 3.5% of the proceeds exchanged in such a transaction.

The payments the Company paid and accrued according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2009	2008	2007

Business development	$147	$113	$70
Success fee in respect of merger acquisitions	-	143	-
Success fee in respect of issuance of convertible loan	40	-	120
Success fee in respect of issuance of investment in Summit	-	-	*) 28
Success fee in respect of issuance of private placements	-	120	-

Total	$187	$376	$218

*)	Payment by 2,520 shares of the Company at a price of $ 11.4 per share (reflecting the Company share price at the grant date).

On May 18, 2006, the shareholders approved a grant to Mr. Edouard Cukierman of 4,334 Ordinary shares (for no consideration), and 46,776 options to purchase Ordinary shares of the Company, pursuant to the Company's 2003 Israeli Share Option Plan, at an exercise price of $ 13.40. The options' exercise price was equal to the average closing price of the Company's shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders' meeting date at which the grant was approved ("the Grant Date"). The options vest in three equal parts on the first, second and third anniversary of the Grant Date, and expire from May 2010 through May 2012.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	RELATED PARTIES (Cont.)

On November 7, 2007, the shareholders approved the Service Agreement with Mr. Edouard Cukierman, the Chairman of the Board, pursuant to which, Mr. Edouard Cukierman shall be granted options ("the Options") to purchase up to 20,000 Ordinary shares of the Company per each calendar year of service as the Company's Chairman of the Board of Directors ("the Service") in the years 2007-2010 (pro-rated for any part of the calendar year). The Options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The Options shall vest on a quarterly basis. The exercise price of the Options is $ 11.925 which was equal to the weighted average of the closing prices of the Company's Ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised Options shall expire after five years from their respective grant date.

Pursuant to the Service Agreement, if the Service is terminated by the Company for no cause (as defined in the Service Agreement) then: (i) any unvested Options shall be immediately vested in full as of the date of the termination; (ii) the Company shall grant Mr. Cukierman such number of Options amounting, together with Options previously granted, to 80,000 Options, and such additional Options shall be vested upon grant; and (iii) the Options shall be exercisable for a period of twenty four (24) months from termination.

If the Service is terminated by Mr. Cukierman under circumstances not involving the defined cause, his vested options shall be exercisable for six (6) months from the date of said termination.

On December 31, 2007, the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. ("Catalyst") and three subsidiaries of D.S. Apex Holdings Ltd. ("Apex"), under which the Company issued 166,712 Ordinary shares at a price of $ 12.00 per share (reflecting an aggregate investment of approximately $ 2 million), and 108,363 warrants at an exercise price of $ 13.80, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to Apex and 6% in 5,002 Ordinary shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company prepared and filed with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary shares issued to the investors.

The payments the Company paid and accrued according to the Share Purchase Agreement are:

	Year ended December 31,
	2009	2008

APEX	$-	$48

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:	SUBSEQUENT EVENTS (UNAUDITED)

a.
On January 12, 2010, the Company's authorized  share capital increased from NIS 140,000,000, divided into 7,000,000 Ordinary shares of NIS 20.00 nominal value each (35,000,000 ordinary shares  of NIS 4.00 nominal value each before the reverse split) to NIS 200,000,000 divided into 10,000,000 ordinary shares of NIS 20.00 nominal value each.

b.
On February 4, 2010, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement of January 2008, whereby it has revised the schedule of remaining payments to Dimex Systems.  The amendment provides for payment of NIS 300 in February 2010, NIS 3.1 million to be paid in monthly installments commencing July 2010 through December 2013. In addition, NIS 600,000 was converted into long-term convertible debentures on terms similar to those of the debentures the Company has issued in July 2009.

c.
On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi. In the loan documents, the Company and its Israeli subsidiaries undertook revised covenants for 2010. The test of meeting these covenants will be done on the results of the first half of year 2010 and the results of year 2010.The Company expects that it will meet these covenants through December 31, 2010.

d.
On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC (the "Buyer"). The Company sold 61,441,827 shares of Common stock of NWB (the "Shares") and 1,430,178 warrants to purchase Common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010 (the "Warrants"). The consideration for the Shares and Warrants was $ 300 of which $ 150 was paid in March 2010 and the remaining $ 150 plus annual interest of 4% (the "Remaining Debt") shall be paid in twelve monthly installments commencing March 2011. The Shares and Warrants were delivered to an escrow agent which will release the shares to the Buyer upon full payment of the Remaining Debt.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-130048 and No. 333-152020) and related prospectus and in the Registration Statements on Form S-8 (Nos. 333-160414, 333-148318, 333-136957, 333-110696, 333-100971 and 333-11650) of B.O.S Better Online Solutions Ltd. (“BOS”) of our report dated March 29, 2010, with respect to the consolidated financial statements of BOS, which appears in BOS’s current report on Form 6-K.

/s/ KOST, FORER GABBAY & KASIERER
Tel Aviv Israel	KOST, FORER GABBAY & KASIERER
March 29, 2010	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statements on Form F-3 and related prospectus of B.O.S Better Online Solutions Ltd. (“BOS”) (Nos. 333-130048 and 333-152020) and into the Registration Statements of BOS on Form S-8 (Nos. 333-160414, 333-148318, 333-136957, 333-110696, 333-100971 and 333-11650) of our report dated March 29, 2010, with respect to the consolidated financial statements of BOS - Supply Chain Solutions (Lynk), Inc. (formally known as Lynk USA, Inc.) which appears in BOS’s current report on Form 6-K.

/s/ ARIK ESHEL, CPA & ASSOC., PC ARIK ESHEL, CPA & ASSOC., PC New York, NY March 29, 2010

Manhattan Office 462 7th Ave 14th Floor New York, NY 10018 Tel: (212) 302-7900 Fax: (212) 244-2932	Long Island Office 350 Vanderbilt Motor Pkwy. Suite 300 Hauppauge, NY 11788 Tel: (631) 273-9532 Fax: (631) 273-0448	Brooklyn Office 50 Court Street, Ste 1000 Brookly, NY 11201 Tel: (718) 491-0605 Fax: (718) 491-0609